EXHIBIT NO. 1

RITCHIE BROS. AUCTIONEERS INCORPORATED

ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 2003

FEBRUARY 26, 2004

Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, British Columbia
Canada V6X 4G5
(604) 273-7564

www.rbauction.com

TABLE OF CONTENTS

The Company	3
Overview	4
History and Development of Our Business	4
Industry	5
Competitive Advantages	6
Growth Strategies	8
Operations	9
Marketing and Sales	10
International Network of Auction Sites	11
Competition	12
Governmental and Environmental Regulations	12
Legal Proceedings	13
Dividend Policy	13
Selected Consolidated Financial Information	13
Management’s Discussion and Analysis of Financial Condition and Results of Operations	15
Market for Our Securities	34
Directors and Officers	34
Additional Information	36

Unless the context otherwise requires, “Ritchie Bros.”, the “Company”, “we”, or “us” each refer to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in United States Dollars.

This document contains forward-looking statements that involve risks and uncertainties. See the section entitled ''Forward-Looking Statements’’ included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion.

Certain names in this document are our trademarks.

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The Company

Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. Our registered office is located at 1300 — 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. Our executive office is located at 6500 River Road, Richmond, British Columbia, Canada V6X 4G5 and our telephone number is (604) 273-7564. We maintain a website at www.rbauction.com. None of the information on our website is incorporated into this Annual Information Form by this or any other reference.

The following diagram illustrates the primary intercorporate relationships of our company and our principal operating subsidiaries:

Notes:

1.	Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2.	Ritchie Bros. Holdings Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

3.	Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4.	Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5.	Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6.	Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

7.	Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the State of Washington, U.S.A.

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Overview

We are the world’s largest auctioneer of industrial equipment. At December 31, 2003, we operated from over 90 locations, including 29 auction sites, in more than 20 countries around the world. We sell, through unreserved public auctions, a broad range of equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. Our customers are primarily end users of equipment, such as contractors, and they also include equipment manufacturers, dealers, brokers and finance companies. Our business is driven by many factors, including fleet upgrades and realignments, financial pressure, mergers and acquisitions, retirements, inventory reductions and the completion of major construction and other projects.

Our gross auction sales, which represent the total proceeds from all items sold at our auctions, were $1.56 billion for the year ended December 31, 2003, which is 13% higher than 2002. We believe that we sell more used trucks and industrial equipment than any other company in the world, and industry observers estimate that our gross auction sales exceed the combined sales of our 40 largest auction competitors.

Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our significant competitive advantages. Unreserved means that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day. In addition, consignors (or their agents) are not allowed to bid on or buy back their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

Our worldwide marketing efforts and reputation for conducting fair auctions enable us to attract a broad international base of customers to our auctions. This provides a global marketplace that can transcend local market conditions. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions provides a compelling value proposition to sellers of used equipment and generates a greater volume of consigned equipment and higher gross auction sales than our competitors.

History and Development of Our Business

We held our first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While our early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward through the 1960s.

By 1970, we had established operations in the United States and held our first U.S. sale in Beaverton, Oregon. Throughout the 1970s and 1980s, we held auctions in additional locations across Canada and an increasing number of American states. In 1987, we held our first European auctions in Liverpool, U.K. and Rotterdam, The Netherlands. Our first Australian auction was held in 1990. This was followed by expansion into Asia and subsequent sales in countries including Japan, the Philippines and Singapore. We held our first Mexican auction in 1995 and our first Middle Eastern auction in Dubai, U.A.E. in 1997. In 2003 we held our first African auction in Durban, in the Republic of South Africa.

In 1994, we introduced our prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by industrial equipment auctioneers. We have since constructed similar facilities in various locations in Canada, the United States, Europe, Australia, Asia and the Middle East.

In March 1998, we completed our initial public offering (or IPO) of our common shares, selling 3,335,000 common shares at $17.00 per share. We allocated the net proceeds of approximately $54.0 million to the acquisition and development of additional permanent auction sites, the replacement or upgrade of certain existing permanent sites and general corporate purposes. Our common shares trade on the New York Stock

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Exchange, and, since January 27, 2004, on the Toronto Stock Exchange, on both exchanges under the ticker symbol “RBA”. On January 15, 2004 we announced our intention to effect a two-for-one stock split on our common shares, subject to the approval of our shareholders at our Annual and Special Meeting of Shareholders scheduled to be held on April 16, 2004. All share and per share information in this document does not give effect to the proposed stock split.

Industry

We operate in the auction segment of the global industrial equipment marketplace, selling primarily used trucks and equipment through unreserved public auctions. Industry analysts estimate that there is approximately $1 trillion of used industrial equipment of the type we sell in circulation worldwide, and that around $100 billion of that equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly by the owner or through dealers and brokers. Our core target market includes both mobile and stationary equipment. Examples include crawler tractors, excavators, loader backhoes and trucks and trailers. Much of the equipment can be used in multiple industries and in diverse geographic locations. Although we are the largest participant in this highly fragmented marketplace, our 2003 gross auction sales represented less than 2% of the estimated $100 billion annual market.

As we grow our business we intend to capitalize on a number of key characteristics of the global industrial equipment market:

Growing Market for Used Industrial Equipment. The international used industrial equipment market continues to expand as a result of the increasing, cumulative supply of used equipment, which is driven by the ongoing production of new equipment by manufacturing companies.

Growth of the Auction Segment of the Industrial Equipment Market. We believe that auctions represent an increasingly popular distribution channel for industrial equipment for the following reasons:

•	The ability of auctioneers to sell a wide range of equipment and related assets and therefore offer a comprehensive and convenient service to buyers and sellers;

•	The increasing transparency of the international used equipment market due in large part to the depth of information now available on the Internet;

•	The increasing preference of sellers to access the auction marketplace in order to achieve a sale quickly and efficiently; and

•	The ability of auctioneers to deliver high net proceeds on the sale of equipment.

Attractiveness of Industrial Equipment Auction Market. In addition to the growth of both the industrial equipment market as a whole and the auction segment of that market, we believe that the following are attractive characteristics of the industrial equipment auction business:

•	The industrial equipment auction business is relatively insulated from cyclical economic trends. Many of the factors that prompt owners to sell equipment also create an environment in which equipment buyers opt for high quality used equipment rather than typically more expensive new equipment. As a result, auctioneers can capitalize on economic downturns as well as upturns;

•	Industrial equipment auctioneers are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in a particular geographic region;

•	Auction companies do not typically bear the risks associated with holding inventory over extended periods;

•	The industrial equipment auction industry is highly fragmented (and we are the largest participant in that industry); and

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•	Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis. The transparency of the unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

Competitive Advantages

Our key strengths provide distinct competitive advantages and have enabled us to attract an increasing number of consignors and bidders to our auctions, allowing us to achieve significant and profitable growth. Our gross auction sales have grown at a compound annual growth rate of 13.4% over the last 25 years, as illustrated below.

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of our revenue and is not presented in our consolidated financial statements. Gross auction sales is a measure of our operating performance and we believe that gross auction sales provides the most meaningful comparative measure of our relative operating performance between periods.

Reputation for Conducting Only Unreserved Auctions. We believe that our highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to our growth and success. All of our auctions are unreserved, meaning that there are no minimum or reserve prices; each and every item is sold to the highest bidder on the day of the auction. Consignors are prohibited by contract from bidding on their own consigned items at the auction or in any way artificially affecting the auction results. Bidders at our auctions have confidence that if they are the high bidder on an item, then they are the buyer of that item, regardless of price. We believe that Ritchie Bros.’ reputation for conducting only unreserved auctions is a major reason why bidders are willing to commit the necessary time and effort to participate in our auctions, and we believe that the size and breadth of the resulting bidding audiences enable us generally to achieve higher prices than our competitors.

Ability to Transcend Local Market Conditions. We market each auction to a global customer base of potential bidders, through the use of traditional print media and the Internet. Because bidders are willing to travel between regions and countries to attend our auctions, and are able to participate over the Internet if they are unable or choose not to attend in person, consignors have confidence that they will receive the world market price for their equipment. Buyers from outside the region in which the auction is being held typically account for 50% or more of the gross auction sales at our auctions.

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International Scope. We have substantial expertise in marketing, assembling and conducting auctions in international markets. We have conducted auctions in more than 20 countries and we regularly hold auctions in North America, Europe, Australia and the Middle East. In 2003 we held our first ever auctions in Greece and South Africa.

Extensive Network of Auction Sites. Our international network of 29 auction sites is attractive to consignors of equipment with widely dispersed fleets and also to manufacturers wanting to access multiple regional markets. We believe that our network of auction sites has allowed us to achieve economies of scale by holding more frequent and larger auctions at our existing facilities, taking advantage of our considerable operating capacity without incurring significant incremental costs. In addition, many of our auction sites are equipped with environmentally certified painting and refurbishing facilities which, together with purpose-built auction theatres and equipment display yards, allow us to deliver a uniquely high level of service to our customers.

Proprietary Databases. We maintain sophisticated databases containing information on several million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices and listings of stolen equipment. Together with our unique and comprehensive information about the flow of equipment coming to market, these databases allow us to identify market trends and estimate equipment values.

We also maintain a proprietary customer information database containing detailed information on more than 400,000 companies and individuals from over 200 countries, including each customer’s auction attendance, trade association memberships, buying and travel habits and banking information. This database enables us to identify customers that might be interested in the equipment being sold at any particular auction.

Internet Services. We believe that our extensive Internet presence and the tools available on our website are valuable to buyers and sellers of equipment and represent a distinct competitive advantage for Ritchie Bros. Our rbauctionBid-Live online bidding service has had a positive impact on our ability to transcend local market conditions and offer international scope to equipment buyers and sellers. It has also increased the number of bidders participating in our auctions, which we believe has led to higher selling prices. We launched the rbauctionBid-Live service in 2002, and by the end of 2003 we had over 10,000 customers registered to use the service and customers bidding in our live auctions over the Internet were the buyer or runner-up bidder on more than 15% of the available items.

Size and Financial Resources. In addition to being the world’s largest auctioneer of industrial equipment, we believe that we sell more used trucks and industrial equipment than any other company, including non-auction companies such as manufacturers, dealers and brokers, making us the largest participant in this highly fragmented market. In addition to our strong market position, we have the financial resources to offer our consignors guarantee and outright purchase contracts, to invest in new technologies and to expand into new markets. Further, our significant infrastructure investments in recent years have helped us to grow our revenues faster than our expenses, leading to improved margins and profitability.

Dedicated and Experienced Workforce. Our sales and support team is a key part of our customer service effort. We had 589 full-time employees at December 31, 2003. All employees participate in performance bonus programs that tie their overall compensation to corporate and personal performance, and none are compensated on a commission basis. Our senior management team has extensive industry experience – the six members of our senior management Executive Committee have a combined 138 years of experience in the equipment auction industry.

These competitive advantages have enabled us to hold successful auctions and provide a compelling value proposition for buyers and consignors alike, as evidenced by the growth in the number of buyers and consignors participating in our auctions, set out in the graph below, and the resulting growth in our gross auction sales. The success of one auction helps to attract a greater volume and selection of consigned equipment to the next auction, which attracts more bidders, which attracts more consignments, and so on.

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We view this as a self-reinforcing process that has been working in our favor for over 40 years. We believe that this momentum, together with our size and reputation, gives our customers confidence in our auction services, which contributes to our growth and acts as a barrier to entry for potential competitors.

Growth Strategies

We intend to take advantage of our momentum and extensive infrastructure to continue to grow our gross auction sales by making further inroads into markets and regions that we have already entered. In addition, we intend to continue to seek opportunities to expand into new market segments and to broaden our geographic reach by entering new countries and regions.

Because of the large size of our potential market, it is our view that the most important factors influencing our future growth are internal factors, rather than external factors. We believe that our ability to design and implement an appropriate growth strategy is the most important factor influencing our future growth.

Key elements of our growth strategy are as follows:

•	Increase our customer base and seek to continually improve the service we provide to our existing customers;

•	Expand our geographic reach by developing new customer relationships and holding auctions in new markets;

•	Further expand into related and complementary markets, such as agricultural, transportation and industrial marine segments;

•	Use the Internet and other technologies to enhance our business;

•	Improve sales force productivity by focusing on recruiting and training and by using technology to increase the efficiency and effectiveness of our sales force; and

•	Expand our network of auction sites at an average rate of one to two sites per year.

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Operations

During the year ended December 31, 2003, we conducted 143 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Africa. Although our auctions vary in size, the average Ritchie Bros. industrial auction in 2003 attracted over 1,200 bidders and featured approximately 1,100 lots consigned by about 160 consignors. The average gross auction sales at these auctions in 2003 was approximately $11.0 million. We also held 27 smaller unreserved agricultural auctions in 2003.

In 2003, approximately 89% of our gross auction sales came from auctions held at our permanent auction sites and regional auction units. Permanent auction sites are located on land that we own. Current permanent auction sites average over 50 acres in size and typically include an equipment display yard, an auction theatre, administrative offices, customer parking, and an environmentally certified refurbishing facility. Regional auction units are auction sites located on leased land that typically have more modest facilities than a permanent auction site. The remaining 11% of our gross auction sales in 2003 came from “off-site” auctions, typically held on rented or consignor-owned land. The decision about whether to hold a particular auction at one of our sites versus an off-site location is driven by the nature, amount and location of the equipment to be sold.

We believe that our auctions generally draw a larger number of bidders than most other industrial equipment auctions. Also, the majority of the bidders at our auctions are end-users of equipment (typically retail buyers) rather than brokers or dealers (typically wholesale buyers). In 2003, approximately 80% of our gross auctions sales were to end-users. Large end-user bidder audiences, including international bidders and Internet bidders, enable us to deliver world market prices. This potential for high proceeds on the sale of equipment is a core part of our value proposition and helps to attract consignments, which further attracts larger bidder audiences in a self-reinforcing process.

Some of the key elements of our auction process include:

Attracting Bidders. We believe our proprietary customer database, which contains over 400,000 customer names from more than 200 countries, significantly enhances our ability to market our auctions effectively. We typically send up to 50,000 full-color auction brochures for each auction to strategically selected customers. We also conduct targeted regional and industry-specific advertising and marketing campaigns. In addition, we post information about all of the consigned equipment at upcoming auctions on our website so that potential bidders can review equipment descriptions and view photographs of many of the items to be sold. During 2003, 181,039 bidders registered to bid at our auctions, compared to 156,010 in 2002.

Attracting Equipment. We solicit equipment consignments ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. For substantial consignments, our service typically begins with an equipment appraisal that gives the prospective consignor a credible estimate of the value of the appraised equipment. We believe that our consignors choose to sell their equipment at our auctions, rather than through other channels or other auctioneers, because they believe that selling at a Ritchie Bros. auction is the best way to maximize the net proceeds on the sale of their assets. During 2003 we received 23,480 consignments, typically comprised of multiple lots, compared to 20,919 consignments in 2002.

Our willingness to take consignment of a customer’s full equipment fleet, including ancillary assets such as inventories, parts, tools, attachments and construction materials, rather than only accepting selected items, is another valued service that we offer to consignors that sets us apart from most of our competitors.

Attractive Contract Options. We offer consignors several contract options to meet their individual needs. These can include a straight commission contract, where the consignor receives the gross proceeds on the sale minus an agreed upon commission rate, as well as alternate arrangements including guarantee contracts (where the consignor receives a guaranteed minimum amount plus an additional amount if proceeds exceed a specified level) or an outright purchase of the equipment by us for resale. We refer to guarantee and

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outright purchase contracts as our underwritten business. Guarantee contracts have generally represented about 20% of our gross auction sales on an annual basis in recent periods, while outright purchases have averaged about 5% of our gross auction sales on an annual basis in recent periods.

Our commission structure reflects the degree of risk we assume with respect to the equipment being sold. In general, on similar packages of equipment, we charge lower commissions for straight commission sales than for guarantee contracts. In the case of outright purchases, pricing takes into account the risks we assume. We typically offer guarantee and purchase contract options only on large, diverse fleets of equipment. We manage the risk associated with our underwritten business by performing detailed appraisals of the equipment and involving senior levels of management in the decision making process.

Value-Added Services. We provide a wide array of services to make the auction process convenient for buyers and sellers of equipment. Examples of these services include:

•	conducting title searches on consigned equipment, where registries are commercially available, to ensure the equipment is sold with clear title;

•	making consigned equipment available for inspection by prospective buyers;

•	providing access to representatives of finance companies, transportation companies, customs brokerages and other service providers;

•	providing facilities for on-site cleaning, painting and refurbishment of equipment; and

•	handling all marketing, as well as collection and disbursement of proceeds.

Marketing and Sales

At December 31, 2003, we employed 188 sales representatives. These representatives are deployed by geographic region around the world. Each sales representative is primarily responsible for the development of customer relationships and sourcing consignments in the representative’s region. Sales representatives are also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of our employees is paid on a commission basis. All of our employees are compensated primarily by a combination of base salary and performance bonus.

Sales force productivity is an important measure of our relative operating performance between periods. Productivity is measured as gross auction sales per sales representative. Over the long term, we have experienced average annual gross auction sales of approximately $8 million per sales representative. However, over the last several years our sales force productivity dropped, mainly because we significantly increased the size of our sales force. It generally takes between two and three years for a new sales representative to achieve the level of productivity we expect. As the table below illustrates, our sales force productivity is returning to historic levels as the sales representatives we added over the last five years become fully productive.

		Gross Auction Sales
		per Sales
	Average Number of	Representative
Year Ended December 31,	Sales Representatives	($ millions)

1998	122	$8.92
1999	141	8.30
2000	165	7.47
2001	186	6.94
2002	192	7.17
2003	189	8.25

To support our sales representatives, we follow a dual marketing strategy, promoting Ritchie Bros. and the unreserved auction process in general, as well as marketing specific auctions. This dual strategy is designed to attract both consignors and bidders to our auctions. Our advertising and promotional efforts

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include the use of trade journals and magazines and attendance at numerous trade shows held around the world. We also participate in international, national and local trade associations. The rbauction.com website has become an increasingly important component of our marketing program, with over 70,000 user sessions per week during our main auction periods.

In addition to regional marketing through our sales representatives, we market through our national accounts team to large national customers, including rental companies, manufacturers and finance companies, who have equipment disposition requirements in various regions and countries and can therefore benefit from our international network of auction sites.

International Network of Auction Sites

We attempt to establish our auction sites in industrial areas close to major cities. Although we lease some auction sites, we prefer to purchase land and construct purpose-built facilities once we have determined that a region can generate sufficient financial returns to justify the investment. We generally do not construct a permanent auction site in a particular region until we have conducted a number of offsite sales in the area, and often we will operate from a regional auction unit for several years before considering a more permanent investment. This process allows us to evaluate the market potential before we make a significant investment. We will not invest in a permanent auction site unless we believe there is an opportunity for significant, profitable growth in a particular region. Our average expenditure on a permanent auction site is currently between $10 million and $12 million, including land, improvements and buildings.

Permanent Auction Sites:

	Size (Acres)	Year Placed in Service

Canada
Vancouver, British Columbia	8	1979
Prince George, British Columbia	60	2003
Grande Prairie, Alberta	31	2002
Edmonton, Alberta	125	2002
Toronto, Ontario	65	1998
Montreal, Quebec	60	2000
Halifax, Nova Scotia	26	1997
United States
Olympia, Washington	79	1994
Perris, California	67	2000
Phoenix, Arizona	48	2002
Albuquerque, New Mexico	11	1999
Denver, Colorado	39	1985
Fort Worth, Texas	114	1994
Houston, Texas	54	1993
Minneapolis, Minnesota	29	1991
Morris, Illinois	91	2000
Atlanta, Georgia	85	1996
Statesville, North Carolina	40	1999
Orlando, Florida	99	2002
North East, Maryland	80	2001
Other Countries
Moerdijk, The Netherlands	53	1999
Brisbane, Australia	42	1999

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Regional Auction Units:

Stockton, California(1)	Dubai, United Arab Emirates
Kansas City, Missouri	Singapore
Toluca, Mexico	Melbourne, Australia
Valencia, Spain

(1)	The Stockton, California regional auction unit will be replaced by a new permanent auction site in Sacramento, California, which is scheduled to open in 2004.

At certain of our auction sites we own additional property that may be available for future expansion or sale. We also own land in other areas not listed above that may be available for future expansion or sale.

Competition

Both the international used industrial equipment market and the auction segment of that market are highly fragmented. We compete for potential purchasers of industrial equipment with other auction companies and with non-auction competitors such as equipment manufacturers, distributors and dealers, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners who have traditionally disposed of equipment through private sales.

Governmental and Environmental Regulations

Our operations are subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, our development or expansion of auction sites depends upon the receipt of required licenses, permits and other governmental authorizations, and we are subject to various local zoning requirements with regard to the location of our auction sites, which vary from location to location.

Under some of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances.

We obtain Phase I environmental assessment reports prepared by independent environmental consultants in connection with our site acquisitions. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon us or expose us to third-party actions such as tort suits.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the U.S.

We believe that we are in compliance in all material respects with all laws, rules, regulations and requirements that affect our business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on our ability to conduct our business.

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Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operation.

Dividend Policy

We started declaring and paying quarterly cash dividends of $0.15 per common share effective for the second fiscal quarter of 2003. We have declared three dividends relating to 2003, with two having been paid in 2003 and one to be paid in the first quarter of 2004. We currently intend to continue to declare and pay a regular quarterly dividend in this amount on our common shares, subject to the proposed stock split discussed below. However, any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors, after taking into account our operating results, financial condition, cash requirements, financing agreement restrictions and other factors our Board may deem relevant.

Because Ritchie Bros. Auctioneers Incorporated is a holding company with no material assets other than the shares of its subsidiaries, our ability to pay dividends on our common shares depends on the income and cash flow of our subsidiaries. No financing agreements to which our subsidiaries are party currently restrict those subsidiaries from paying dividends.

We intend to effect a two-for-one split of our outstanding common shares, subject to shareholder approval at our Annual and Special Meeting of Shareholders scheduled to be held on April 16, 2004. We anticipate appropriately reducing the per share amount of any cash dividends we may pay on our common shares following the proposed stock split, to give effect to the stock split.

Selected Consolidated Financial Information

The following selected consolidated financial data as at December 31, 2003, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2003 has been derived from our audited consolidated financial statements. You should read this data together with those financial statements, and the related management’s discussion and analysis of financial condition and results of operations, included elsewhere in this annual information form, and the risk factors described in the section entitled “Risk Factors” beginning on page 1-29.

Our consolidated financial statements are prepared in United States dollars in accordance with Canadian Generally Accepted Accounting Principles, or Canadian GAAP. These principles conform in all material respects with United States generally accepted accounting principles, except as disclosed in note 12 of our consolidated financial statements for the year ended December 31, 2003. All dollar amounts in the following table and related notes are in thousands of United States dollars, except per share data.

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	Year Ended December 31,

	2003	2002	2001

Statement of Operations Data:
Auction revenues(1)	$161,542	$133,552	$116,991
Direct expenses	22,099	19,684	18,861

	139,443	113,868	98,130
Depreciation and amortization(2)	11,773	9,208	9,076
General and administrative expense(3)	71,265	63,786	56,517

Earnings from operations	56,405	40,874	32,537
Interest expense	(4,772)	(4,302)	(4,024)
Other income	1,060	2,455	1,409

Earnings before income taxes	52,693	39,027	29,922
Income taxes(4)	16,099	10,656	9,868

Net earnings	$36,594	$28,371	$20,054

Net earnings per share — basic	$2.17	$1.69	$1.20
Net earnings per share — diluted	2.14	1.68	1.19
Weighted average number of shares outstanding
— Basic	16,897,989	16,793,202	16,761,247
— Diluted	17,068,776	16,915,424	16,864,003
Cash dividends declared per share(5)	$0.30	$—	$—
Balance Sheet Data (period end):
Working capital (including cash)	$35,346	$25,443	$19,279
Total assets	413,008	329,136	275,543
Long-term liabilities	34,259	67,336	61,217
Total shareholders’ equity	252,779	199,374	165,933
Selected Operating Data:
Gross auction sales(6)	$1,559,393	$1,376,206	$1,290,897
Auction revenue rate(7)	10.36%	9.70%	9.06%
Number of consignors	23,480	20,919	19,196
Number of bidders	181,039	156,010	139,339
Number of buyers	55,946	50,126	46,647
Permanent auction sites (period end)	22	22	21

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2)	Depreciation and amortization includes goodwill amortization of $1,650 in 2001. Goodwill amortization ceased effective January 1, 2002 in accordance with new accounting pronouncements in Canada and the United States. Excluding goodwill amortization, net earnings for 2001 would have been $21,061 ($1.26 per share basic and $1.25 per share diluted).

(3)	We adopted the fair value method of accounting for stock-based compensation in 2003, in accordance with amended accounting pronouncements in Canada and the United States. General and administrative expenses in 2003 include stock-based compensation charges of $1,047 ($880, or $0.05 per share basic and diluted, net of taxes).

(4)	Income taxes in 2001 include withholding taxes of $2,000 paid on intercompany dividends.

(5)	In addition to the cash dividends declared and paid in 2003, we declared a cash dividend of $0.15 per common share on January 30, 2004 relating to the quarter ended December 31, 2003, which is not included in this amount.

(6)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of our revenue and is not presented in our consolidated financial statements. Gross auction sales is a key indicator of our operating performance and we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods.

(7)	Auction revenue rate is auction revenues as a percentage of gross auction sales.

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Management’s Discussion and Analysis of Financial Condition and Results
of Operations

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the year ended December 31, 2003 compared to the year ended December 31, 2002. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this document, and with the disclosures below regarding forward-looking statements and risk factors. The date of this discussion is as of February 13, 2004. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. None of the information on the SEDAR website is incorporated by reference into this document by this or any other reference.

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. All dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.

Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and at December 31, 2003, we operated from over 90 locations, including 29 auction sites, in more than 20 countries around the world. We sell, through unreserved public auctions, a broad range of equipment, including equipment used in the construction, transportation, mining, forestry, petroleum, marine and agricultural industries. In recent periods, an average of approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily equipment dealers, brokers and finance companies (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volume at our auctions is affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

We operate in the auction segment of the global industrial equipment marketplace. Our target market is the entire used equipment sector, which is large and fragmented and continues to grow primarily as a result of the increasing, cumulative world supply of used equipment. The auction segment of the used industrial equipment market is also highly fragmented and has grown over the last number of years; we believe that this growth will continue in the future.

We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.

We believe that we have several key strengths that will enable us to continue to attract an increasing number of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our highly publicized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our Internet tools and our in-depth experience in the marketplace.

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Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. “Unreserved” means that there are no minimum prices for anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on or buy back their own equipment. We have maintained our commitment to the unreserved auction process since our first industrial auction in 1963.

Our worldwide marketing efforts and reputation for conducting fair auctions enable us to attract a broad international base of customers to our auctions. This provides a global marketplace that can transcend local market conditions. Evidence of this is the fact that on average, over 50% of the equipment sold at any particular auction leaves the region of the sale. We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions provides a compelling value proposition to sellers of used equipment and generates a greater volume of consigned equipment and higher gross auction sales than our competitors. During the year ended December 31, 2003, approximately 181,000 bidders registered to bid at our auctions, compared to approximately 156,000 in 2002. We received more than 23,000 consignments in 2003, compared to almost 21,000 in 2002. A consignment is typically comprised of multiple lots.

One of our primary goals is to continue to grow our gross auction sales. Our strategies for accomplishing this objective include, among others, continued development of markets and regions in which we already operate and expansion into new and emerging markets and regions, particularly within Europe and North America. We intend to continue to look for ways to capitalize on the competitive advantages we have to offer, as outlined briefly above. Where there are opportunities for us to bring some or all of these factors into play and assist an owner in realizing the best possible return on the sale of assets, we will pursue that opportunity.

We are also using the Internet to enhance our business and to extend further the geographic reach of our auctions and the multinational character of our bidding audiences. In addition, we continue to develop our technical and physical infrastructure, as well as our recruiting and training programs, in order to improve the productivity of our employees and to enhance the service we provide to our customers.

During the year ended December 31, 2003, we conducted 143 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Africa. Although our auctions vary in size, the average Ritchie Bros. industrial auction in 2003 attracted over 1,200 bidders and featured approximately 1,100 lots consigned by about 160 consignors. The average gross auction sales at these auctions was approximately $11.0 million. We also held 27 smaller unreserved agricultural auctions in 2003. Approximately 57% of our auction revenues was earned from operations in the United States (2002 – 63%), 19% was earned in Canada (2002 – 13%) and the remaining 24% was earned from operations in countries other than the United States and Canada (primarily Europe, the Middle East and Australia) (2002 – 24%). We had 589 full-time employees at December 31, 2003, including 188 sales representatives.

We are a public company and our common shares are listed on the New York Stock Exchange under the symbol “RBA”. On January 27, 2004 our common shares also became listed on the Toronto Stock Exchange under the symbol “RBA”. At the date of this management’s discussion and analysis we had 16,994,022 common shares without par value issued and outstanding and stock options outstanding to purchase a total of 541,527 common shares.

Sources of Revenue and Revenue Recognition

A key indicator of our operating performance is gross auction sales, representing the total proceeds from all items sold at our auctions during the period. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. However, we believe that gross auction sales provides an important comparative measure of our relative operating performance between periods. Auction revenues are reported as the top line of our Statement of Operations and, as with certain other Statement of Operations line items, is best understood by considering its relationship to gross auction sales.

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Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the Internet Purchase Fee and Proxy Purchase Fee. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.

Straight commissions are our most common type of auction revenue and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, this type of sale has generally represented approximately three-quarters of our gross auction sales volume on an annual basis.

In certain other cases, we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, including a negotiated percentage of any sales proceeds in excess of the guaranteed amount. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced and, if proceeds are sufficiently lower, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume. Our exposure from these guarantee contracts fluctuates over time, but guarantees are generally outstanding for less than 45 days and the combined exposure at any time from all outstanding guarantees is usually less than $30 million. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is held. In recent periods, guarantee contracts have generally represented in the range of 20% of gross auction sales on an annual basis.

Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. When purchased, this equipment is assigned to a specific auction sale and sold at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our Balance Sheet. The net gain or loss on the sale is recorded as auction revenue. In recent periods, sales of inventory have generally represented in the range of 5% of gross auction sales on an annual basis.

The choice by consignors between straight commission, guarantee, or outright purchase arrangements is dependent upon many factors, including the consignor’s risk tolerance and sale objectives. As a result, the mix of contracts in a particular quarter or year is not necessarily indicative of future performance. The composition of our auction revenues is dependent on the mix and nature of contracts entered into with consignors in any particular period and fluctuates from period to period. The variability in our auction revenue rate (auction revenues as a percentage of gross auction sales) is presented below.

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Changes in the relative proportion of straight commission contracts versus underwritten business (guarantee and outright purchase contracts) are a contributor to the variability in our auction revenue rate. However, the largest contributor is the performance of our underwritten business. In a period when our underwritten business performs better than expected, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below expectations, our auction revenue rate will typically be below the expected average rate. See further discussion of our auction revenue rate under “Results of Operations – Auction Revenue.”

Since January 1, 2002, our auction revenues have included a handling fee, payable by the buyer, typically equal to 10% of the selling price on all lots sold for 2,500 or less in the currency of the auction. The impact of this fee on auction revenues and our auction revenue rate in any given period will depend on the quantity and value of lots sold during that period.

On January 1, 2003, we implemented fees to recover some of the costs involved in running our proxy bidding service and the rbauctionBid-Live Internet bidding service. The Proxy Purchase Fee and the Internet Purchase Fee affect only buyers using these services. The fees are typically calculated as 2% of the selling price to a maximum of 500 per lot in the currency of the auction.

Our gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Our gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.

Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period-to-period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual, rather than quarterly basis.

Recent Developments

On January 15, 2004 we announced our intention to effect a two-for-one stock split, subject to the approval of our shareholders at our Annual and Special Meeting of Shareholders, scheduled to be held on April 16, 2004. All share and per share information in this document does not give effect to the proposed stock split.

Developments in 2003

Our primary goals for 2003 were to grow gross auction sales and net earnings, improve sales force productivity, and increase our customer base. Our related goals included an enhanced focus on customer service, continued expansion into related markets and regions, and use of the Internet and other technology to enhance our business. Our performance in relation to these goals is discussed below.

During the first quarter of 2003 we conducted our first ever auction in Greece and we opened a new regional auction unit in Sagunto, Spain. We also held the grand opening auction at our new permanent auction site in Orlando, Florida.

During the second quarter of 2003 we opened a regional auction unit in Australia, in the city of Melbourne. We also opened our new permanent auction facility in Prince George, British Columbia, and acquired a parcel of land near Sacramento, California, on which we are building a new permanent auction site. The new facility in Sacramento will replace our current regional auction unit in Stockton, California and is expected to be completed by the second half of 2004.

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During the third quarter of 2003 we declared our first ever cash dividend on our common shares (see “Liquidity and Capital Resources”). We also held our largest California-based auction to date, at our Perris auction facility.

We held our first ever auction in South Africa during the fourth quarter of 2003, further demonstrating our continued expansion into new regions.

Our sales force productivity, which is measured as gross auction sales per sales representative, improved from $7.2 million per sales representative in 2002 to $8.3 million per sales representative in 2003. Our customer base continued to grow as new relationships were formed with truck and equipment owners around the world, and purchases by customers using our Internet bidding service increased to $145 million, compared to $76 million in 2002.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in conformity with Canadian GAAP, we must make decisions that impact the reported amounts and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances and historical experience. On an ongoing basis, we evaluate these judgments and estimates, including consideration of uncertainties relating to revenue recognition criteria, recoverability of capital assets and goodwill, and the assessment of possible contingent assets or liabilities that should be recognized or disclosed in our consolidated financial statements. Actual amounts could differ materially from those estimated by us at the time our consolidated financial statements are prepared.

The following discussion of critical accounting policies and estimates is intended to supplement the Significant Accounting Policies presented as Note 1 to our consolidated financial statements. Note 1 summarizes the accounting policies and methods used in the preparation of our consolidated financial statements. The policy and the estimate discussed below are included here because they require more significant judgments and estimates in the preparation and presentation of our consolidated financial statements than other policies and estimates.

Valuation of Goodwill

We assess the possible impairment of goodwill in accordance with standards issued by the Canadian Institute of Chartered Accountants in Canada (known as the CICA) and the Financial Accounting Standards Board in the United States. The standards stipulate that reporting entities test the carrying value of goodwill for impairment annually at the reporting unit level using a two-step impairment test; if events or changes in circumstances indicate that the asset might be impaired, the test is conducted more frequently.

In the first step of the impairment test, the net book value of each reporting unit is compared with its fair value. We operate as a single reporting unit, which is the consolidated public company. As a result, we are able to refer to the stock market for a third party assessment of our company’s fair value. As long as the fair value of the reporting unit exceeds its net book value, goodwill is considered not to be impaired and the subsequent step of the impairment test is unnecessary. Changes in the market value of our common shares may impact our assessment as to whether goodwill has been impaired. These changes may result from changes in our business plans or other factors, including those that are outside our control. We perform the goodwill test each year as at September 30, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. We performed the test as at September 30, 2003 and determined that no impairment had occurred.

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Accounting for Income Taxes

We record income taxes relating to each of the jurisdictions in which we operate. We estimate our actual current tax exposure and the temporary differences resulting from differing treatment of items for tax and book accounting purposes. These differences result in future income tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our future income tax assets will be recovered from future taxable income. If recovery of these future tax assets is considered unlikely, we must establish a valuation allowance. To the extent we either establish or increase a valuation allowance in a period, we must include an expense within the tax provision in the consolidated statement of operations. Significant management judgment is required in determining our provision for income taxes, our future tax assets and liabilities, and any valuation allowance recorded against our net future tax assets. If actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance that could materially impact the presentation of our financial position and results of operations.

New Accounting Policies

Stock-based Compensation

Prior to January 1, 2003, we recognized stock-based compensation expense using the intrinsic value method of accounting at the date of grant of the underlying stock option. Under the intrinsic value method, no compensation costs are recognized in the financial statements for stock options granted to employees and directors when they are issued at market value.

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock-based compensation using the fair value based method, beginning January 1, 2004. Under the fair value based method of accounting, compensation cost is measured using the Black-Scholes option pricing model at the date of grant of the option and is expensed over the underlying award’s vesting period. The transitional provisions of amended section 3870 outline three possible methods of application for the new standards: the prospective method, the retroactive method and the modified retroactive method. Prospective application is only permitted if the fair value based method of accounting is adopted in a company’s fiscal year beginning before January 1, 2004.

In accordance with the permitted transitional options of amended section 3870, we have prospectively applied the fair value based method of accounting to all employee and director stock options granted on or after January 1, 2003. Under the prospective method of adoption we selected, stock-based employee and director compensation is recognized for all employee and director stock options granted, modified or settled on or after January 1, 2003, using the fair value based method. For the year ended December 31, 2003, our stock-based compensation expense (net of future income tax impact of $0.2 million) relating to options granted on or after January 1, 2003 was $0.9 million, or $0.05 per common share basic and diluted. No stock-based compensation expense has been recognized for any stock option grants in any years prior to January 1, 2003.

Overall Performance

For the year ended December 31, 2003 we recorded auction revenues of $161.5 million and net earnings of $36.6 million, or $2.14 per diluted common share. This performance compares to auction revenues of $133.6 million and net earnings of $28.4 million, or $1.68 per diluted common share, in 2002. The improvement is attributable to growth in our gross auction sales, combined with a higher than expected auction revenue rate. We ended the year with working capital of $35.3 million, compared to $25.4 million at the end of 2002.

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Selected Annual Information

The following selected consolidated financial information as at December 31, 2003, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2003 has been derived from our audited consolidated financial statements. This data should be read together with those financial statements and the risk factors described below.

Our consolidated financial statements are prepared in United States dollars in accordance with Canadian GAAP. These principles conform in all material respects with U.S. GAAP, except as disclosed in note 12 of our consolidated financial statements for the year ended December 31, 2003. All dollar amounts in the following table and related notes are in thousands of United States dollars, except per share data.

	Year Ended December 31,

	2003	2002	2001

Statement of Operations Data:
Auction revenues (1)	$161,542	$133,552	$116,991
Direct expenses	(22,099)	(19,684)	(18,861)

	139,443	113,868	98,130
Operating expenses (2)(3)(4)	86,750	74,841	68,208

Earnings before income taxes	52,693	39,027	29,922
Income taxes (5)	16,099	10,656	9,868

Net earnings	$36,594	$28,371	$20,054
Net earnings per share — basic	$2.17	$1.69	$1.20
Net earnings per share — diluted	2.14	1.68	1.19
Cash dividends declared per share (6)	$0.30	$—	$—
Balance Sheet Data (period end):
Working capital (including cash)	$35,346	$25,443	$19,279
Capital assets	210,416	193,490	170,919
Total assets	413,008	329,136	275,543
Long-term liabilities	34,259	67,336	61,217

(1)	Auction revenues are comprised of commissions earned from consignors through straight commission and guarantee contracts, the net profit on the sale of inventory items, fees charged to buyers and incidental interest income.

(2)	Operating expenses include depreciation and amortization, general and administrative and other income and expenses.

(3)	Depreciation and amortization in 2001 includes goodwill amortization of $1,650. Goodwill amortization ceased effective January 1, 2002 in accordance with new accounting pronouncements in Canada and the United States. Excluding goodwill amortization, net earnings for 2001 would have been $21,061 ($1.26 per share basic and $1.25 per share diluted).

(4)	We adopted the fair value method of accounting for stock-based compensation in 2003, in accordance with amended accounting pronouncements in Canada and the United States. General and administrative expenses in 2003 include stock-based compensation charges of $1,047 ($880, or $0.05 per share basic and diluted, net of taxes).

(5)	Income taxes in 2001 include withholding taxes of $2,000 paid on intercompany dividends.

(6)	In addition to the cash dividends declared and paid in 2003, we declared a cash dividend of $0.15 per common share on January 30, 2004 relating to the quarter ended December 31, 2003, which is not included in this amount.

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Results of Operations

We conduct operations on a global basis in a number of different currencies, but our reporting currency is the United States dollar. In 2003 approximately 30% of our revenues and approximately 40% of our operating costs were denominated in currencies other than the United States dollar, which is consistent with the relative proportions in recent periods. While the impact of currency fluctuations on our net earnings was essentially neutral, the presentation of our financial position and results of operations was impacted by fluctuations in foreign exchange rates.

The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar, the Euro, and the Australian dollar. In the past, fluctuations in the value of these currencies have not had a material impact on the presentation of our results of operations. However, in recent periods there has been a significant increase in the value of these currencies relative to the United States dollar. This fluctuation, which we refer to as the currency fluctuation, has resulted in higher revenues and operating costs, as discussed in more detail below.

Auction Revenues

Years ended December 31,	2003	2002	% Change

Auction revenues – United States(1)	$92,273	$84,348	9%
Auction revenues – Canada(1)	30,752	17,650	74%
Auction revenues – Europe(1)	21,262	15,678	36%
Auction revenues – Other(1)	17,255	15,876	9%

Total auction revenues	$161,542	$133,552	21%

Gross auction sales	$1,559,393	$1,376,206	13%
Auction revenue rate	10.36%	9.70%

Note:

(1)	Information by geographic segment based on location of auction sale.

The increase in auction revenues in 2003 was the result of higher gross auction sales, combined with a higher average auction revenue rate on those sales and the impact of the currency fluctuation. The increase in gross auction sales in 2003 is primarily a result of higher gross auction sales in Canada, Europe, the Middle East and Australia compared to the year ended December 31, 2002. The improvement in the auction revenue rate in 2003 can be attributed mainly to the above-average performance of the Company’s guarantee and inventory contracts. This underwritten business represented 26% of our total gross auction sales in 2003 compared to 20% in 2002.

The new Proxy Purchase Fee and Internet Purchase Fee described above (see “Sources of Revenue and Revenue Recognition”) together increased auction revenues by approximately 0.13% of gross auction sales for the year ended December 31, 2003. At the end of 2002 we estimated that these fees would increase auction revenues by approximately 0.10% of gross auction sales.

Prior to 2002, our expected average auction revenue rate was approximately 8.80%. With the introduction of the handling fee in 2002 and the Proxy and Internet Purchase Fees in 2003, our expected average auction revenue rate increased to approximately 9.30%. We assess our auction revenue rate experience on a regular basis to determine if revenue rate expectations are reasonable in light of actual performance. Based on our assessment performed at the end of the second quarter of 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our expected average auction revenue rate to approximately 9.50%.

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At the end of 2003 we performed further analysis on our auction revenue rate, looking closely at the various components of our revenues and the performance of our underwritten business. We still believe that 9.50% is an appropriate assumption to make when estimating our long-term expected average auction revenue rate. However, we have exceeded this rate in each of the last two years and while we are not certain that we will be able to sustain these levels in the future, we are hopeful that we will be able to do so. As a result, we estimate that our average auction revenue rate for 2004 will be in the range of 9.50% to 10.00%. Past experience has shown that our auction revenue rate is difficult to estimate precisely, and therefore, the actual auction revenue rate in 2004 may be below this range.

A small change in our auction revenue rate can have a material impact on our auction revenues and therefore, our net earnings. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate would have impacted auction revenues by approximately $1.6 million in 2003, of which approximately $1.1 million would have flowed through to net earnings in our statement of operations, all else being equal. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses

Years ended December 31,	2003	2002	% Change

Direct expenses	$22,099	$19,684	12.3%
Direct expenses as a percentage of gross auction sales	1.42%	1.43%

Direct expenses consist of costs incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, advertising specifically related to the auction, travel costs for employees to attend and work at the auction site, security hired to safeguard equipment at the auction site and rent expenses for temporary auction sites. The increase in direct expenses in 2003 is consistent with the increase in gross auction sales during the period.

Direct expenses as a percentage of gross auction sales fluctuate based on the size and location of auctions held each period. As the size of auctions increases, the direct expense rate generally decreases. Moreover, auctions held at permanent auction sites tend to have lower direct expense rates than auctions held at temporary locations due to the economies of scale and other efficiencies typically achieved at permanent auction sites. We expect that direct expenses as a percentage of gross auction sales will be in the range of 1.45% in 2004, which is consistent with our experience in recent periods.

Depreciation Expense

Years ended December 31,	2003	2002	% Change

Depreciation expense	$11,773	$9,208	27.9%

Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings and site improvements, automobiles, yard equipment, and computer hardware and software. Depreciation expense grew primarily as a result of the depreciation of new auction facilities constructed over the past few years and increasing charges related to capitalized software development costs. In addition, the currency fluctuation resulted in higher depreciation expense on assets denominated in currencies other than the United States dollar.

We anticipate that depreciation expense will continue to increase in the future as existing auction sites are improved and additional permanent auction sites are acquired and developed, though we expect that the rate of increase will be slower than in recent years because the acquisition and development of auction sites has slowed, as discussed below under “Liquidity and Capital Resources”.

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General and Administrative Expenses

Years ended December 31,	2003	2002	% Change

General and administrative expenses	$71,265	$63,786	11.7%
G&A as a percentage of gross auction sales	4.57%	4.63%

General and administrative expenses (“G&A”) include items such as employee expenses (salaries, wages, performance bonuses and benefits), non-auction related travel, institutional advertising, insurance, general office, and information technology expenses. The currency fluctuation is responsible for a portion of the growth in G&A in 2003. The balance of the increase is attributable to increased costs incurred in 2003 to support our growth initiatives, as well as to costs associated with the operation of new permanent auction sites opened during the current and prior years. In addition, the adoption in 2003 of the new accounting policy relating to stock-based compensation increased our 2003 G&A by $1.0 million compared to our 2002 expenses (see “New Accounting Policies”). Future levels of G&A will continue to be affected by the expansion of infrastructure and workforce necessary to support our growth plans, as well as other factors including fluctuations in foreign exchange rates.

Interest Expense

Years ended December 31,	2003	2002	% Change

Interest expense	$4,772	$4,302	10.9%

Interest expense is comprised mainly of interest and bank charges paid on bank term debt and operating credit lines. During 2003, we capitalized $0.2 million of interest (2002 — $1.5 million) related to properties under development, which accounts for the increase in interest expense in 2003. The 2003 period also reflects a reduction of $0.6 million relating to a provision for interest that had been established in prior years in connection with a potential income tax issue, which was resolved in the first quarter of 2003.

Other Income

Other income for the year ended December 31, 2003 was $1.1 million, a $1.4 million decrease from the prior year. The balance in 2002 included a $1.0 million gain on sale of redundant property. There was no such gain in 2003.

Income Taxes

Years ended December 31,	2003	2002	% Change

Income taxes	$16,099	$10,656	51.1%
Effective income tax rate	30.6%	27.3%

Income taxes have been computed based on rates of tax that apply in each of the tax jurisdictions in which we earn our income. The effective tax rate for the year ended December 31, 2003 is higher than the rate we experienced in 2002 as a result of differences in earnings within the various tax jurisdictions in which we earn our income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.

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Net Earnings

Years ended December 31,	2003	2002	% Change

Net earnings	$36,594	$28,371	29.0%
Net earnings per share – basic	2.17	1.69	28.4%
Net earnings per share – diluted	2.14	1.68	27.4%

Net earnings increased in 2003 primarily as a result of increased gross auction sales and an above average auction revenue rate, offset in part by increased direct expenses, G&A (including the impact of our early adoption of the new method of stock compensation accounting), depreciation and other expenses. The currency fluctuation did not have a material net effect on earnings for the year ended December 31, 2003.

Summary of Quarterly Results

The following tables present our unaudited consolidated quarterly results of operations for each of our last eight quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2003. All dollar amounts in the following tables are stated in thousands of United States dollars, except per share data

	Q4 2003	Q3 2003	Q2 2003	Q1 2003

Gross auction sales (1)	$477,107	$277,832	$462,979	$341,475

Auction revenues	$47,719	$29,785	$47,657	$36,381
Net earnings (2)	12,417	2,721	12,881	8,575
Net earnings per share — basic	$0.73	$0.16	$0.76	$0.51
Net earnings per share — diluted	0.72	0.16	0.76	0.51

	Q4 2002	Q3 2002	Q2 2002	Q1 2002

Gross auction sales (1)	$460,871	$208,071	$414,056	$293,208

Auction revenues	$44,380	$20,991	$38,864	$29,317
Net earnings	11,122	1,111	10,775	5,363
Net earnings per share — basic	$0.66	$0.07	$0.64	$0.32
Net earnings per share — diluted	0.65	0.07	0.64	0.32

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under Sources of Revenue and Revenue Recognition.

(2)	We recorded stock-based compensation expense of $1,047 ($880 net of income taxes) during 2003 relating to the prospective adoption of the new stock-based compensation accounting policy. We have retroactively restated the 2003 quarterly net earnings amounts to give effect to the change in accounting policy as if it had been adopted on January 1, 2003.

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Liquidity and Capital Resources

December 31,	2003	2002	% Change

Working capital	$35,346	$25,443	38.9%

Our cash position can fluctuate significantly from period to period, largely as a result of differences between the timing, size and number of auctions, the timing of the receipt of auction sale proceeds from buyers, and the timing of the payment of net amounts due to consignors. We usually collect auction proceeds from buyers within seven days of the auction and generally pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe a more meaningful measure of our liquidity is working capital, including cash. In our opinion, our working capital balance at December 31, 2003 is adequate to meet our needs.

Contractual Obligations

	Payments Due by Year

	Total	In 2004	In 2005 and 2006	In 2007 and 2008	After 2008

Bank term loans	$70,788	$43,438	$23,416	$1,005	$2,929
Operating leases	4,913	1,388	2,317	966	242
Other liabilities	3,338	963	2,375	—	—

Total contractual obligations	$79,039	$45,789	$28,108	$1,971	$3,171

Our bank term loans due within one year include certain term loans that we expect to renegotiate. Our current assets at December 31, 2003 include funds committed for debt repayment of $13,000, which will offset part of the loans to be repaid in 2004. Our operating leases relate primarily to land on which we operate regional auction units. These properties are located in the United States, Australia, Singapore, Mexico, Canada and the United Arab Emirates.

December 31,	2003	2002	% Change

Cash provided by (used in):
Operations	$77,450	$47,042	64.6%
Investing	(11,021)	(33,412)	67.0%
Financing	(13,411)	(2,854)	(369.9%)

Capital asset additions were $16.3 million for the year ended December 31, 2003 compared to $28.6 million in 2002. The expenditures in 2002 included the cost of tangible assets acquired by virtue of the All Peace Auctions acquisition in August 2002. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in a further increase in capital assets of $17.8 million (2002 – $3.9 million).

Our capital expenditures in 2003 relate primarily to the purchase of and improvements to land in Sacramento, California, where we are building a new permanent auction site, and to costs incurred in the construction of a replacement auction facility in Prince George, British Columbia that opened in May 2003. During the year ended December 31, 2003 we sold a parcel of surplus land in Texas with a book value of $3.0 million for net proceeds of approximately $3.0 million.

We incurred lower site development and building costs in 2003 than in 2002 as a result of the reduced pace of facilities expansion. In spite of the anticipated slower rate of expansion in the future, we will continue to add additional permanent auction sites in selected locations as opportunities arise; actual expenditure levels in the future will depend on our ability to identify, acquire and develop suitable auction sites. We expect that capital expenditures, including maintenance capital expenditures, will be in the range of $15 million to $20 million per year on average for the next few years.

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Our Board of Directors declared three quarterly cash dividends of $0.15 per common share each relating to the year ended December 31, 2003. Total dividend payments in 2003 were $5.1 million, and the dividend declared subsequent to year end relating to the quarter ended December 31, 2003 is payable on March 19, 2004 to shareholders of record on February 27, 2004.

We have established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. We had floating rate debt of $4.4 million at December 31, 2003 (2002 – $3.9 million), with the remainder being fixed rate debt. We are subject to interest rate risk on the floating rate debt, but an increase in interest rates would not have a material impact on our financial condition or results of operations because our floating rate debt balance is not significant. We expect to renegotiate the majority of our fixed rate debt in 2004, once it becomes due. At December 31, 2003, we were in compliance with all of the financial covenants applicable to our bank debt.

December 31,	2003	2002	% Change

Bank term debt:
Operations	$–	$2,758	N/A
Property acquisitions	70,788	71,376	(0.8%)

Total	$70,788	$74,134
Credit facilities – total:
Operations	$107,956	$96,966
Property acquisitions	91,647	101,196
Credit facilities – available:
Operations	107,956	94,208
Property acquisitions	20,859	29,820

Quantitative and Qualitative Disclosure about Market Risk

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

We are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the year ended December 31, 2003, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 40% of our operating costs were denominated in currencies other than the United States dollar. We do not hedge against foreign currency rate fluctuations associated with our operations denominated in currencies other than the United States dollar.

During the year ended December 31, 2003 we recorded an increase in our foreign currency translation adjustment balance of $17.2 million, compared to $4.4 million in 2002. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency (the United States dollar). Increases in this balance arise primarily from the strengthening of non-United States currencies against the United States dollar.

Transactions with Related Parties

During the year ended December 31, 2003, we entered into agreements with D.E.R. Resorts Ltd., a corporation controlled by David E. Ritchie, our Chairman and Chief Executive Officer, pursuant to which D.E.R. Resorts Ltd. agreed to provide meeting rooms, accommodations, meals and recreational activities at its facilities on Stuart Island in British Columbia, Canada, for certain of our customers. The agreements outline the maximum number of excursions to be provided during a given year and the fees and costs per excursion. We paid approximately $0.6 million to D.E.R. Resorts Ltd. under the terms of the agreements

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during the year ended December 31, 2003, compared to $0.5 million in 2002. We believe that the terms of the agreements are at least as favourable to us as terms we could have obtained from a third party. We have entered into similar agreements with D.E.R. Resorts Ltd. in the past and intend to do so in the future.

Recent Accounting Pronouncements

In January 2003 the Accounting Standards Board in Canada issued Handbook Section 3063, Impairment of long-lived assets, establishing standards for the recognition, measurement and disclosure of the impairment of long-lived assets. The new Canadian standard is substantially the same as the existing standard in the United States. The adoption of the new Canadian standard in 2003 did not have a material impact on presentation of our financial condition or results of operations.

In February 2003 the Accounting Standards Board in Canada issued Accounting Guideline 14, Disclosure of Guarantees, clarifying the financial statement disclosures to be made by a guarantor about its obligations under guarantees. The new Canadian guidance is substantially the same as the standard adopted in the United States in 2002 (Financial Accounting Standards Board Interpretation No. 45) and applied by us in our December 31, 2002 consolidated financial statements. The disclosure required by this guidance is set out in note 11(b) to our December 31, 2003 consolidated financial statements.

Forward-Looking Statements

This document, including this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	growth of our operations;

•	expansion of the markets and market segments (geographic and otherwise) in which we conduct auctions, including the international used industrial equipment market;

•	increases in the number of consignors and bidders participating in our auctions;

•	growth of auction industry markets and segments;

•	our competitive strengths;

•	the anticipated improvement, acquisition and development by us of auction sites;

•	increased sales force productivity;

•	our gross auction sales, auction revenues and auction revenue rates, including expected auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	our direct expense rates, depreciation expenses and potential increases in income taxes;

•	the effect on our general and administrative expenses of expanded infrastructure and workforce;

•	our future capital expenditures;

•	our Internet initiatives and the contribution to our operating results from Internet-based auction purchases;

•	amounts of our revenues and operating costs denominated in currencies other than the U.S. dollar and effect of any currency exchange fluctuations;

•	financing available to us; and

•	our proposed stock split.

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In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intent,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of future performance. Some of the more important risks we face are outlined below and should be considered by holders of our common shares. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.

Our operating results are subject to quarterly variations.

Our revenues and operating results historically have fluctuated from quarter to quarter. Among the factors that we expect will continue to cause these fluctuations are:

•	the timing, frequency and size of auctions;

•	the seasonal nature of the auction business in general, with peak results typically in the second and fourth calendar quarters, primarily due to the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction sites and related costs.

Additionally, we generally incur substantial costs when entering new markets, and the profitability of operations at a new location is uncertain due to heightened variability in the number and size of auctions at these sites. These and other factors may cause our future results to fall short of investor expectations or to not compare favorably to past results.

We may incur losses related to our guarantee and outright purchase contracts and advances to consignors.

We generally offer our services to consignors of used equipment on a straight commission basis. In some cases we will, subject to our evaluation of the equipment, either offer to:

•	guarantee the consignor a minimum level of sale proceeds, regardless of the ultimate results of the auction; or

•	purchase the equipment directly from the consignor for sale in a particular auction.

If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid, we will incur a loss. Because all of our auctions are unreserved, we cannot protect against these types of losses by bidding

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on or acquiring any items at the auctions. In recent periods, guarantee contracts and our direct purchases and sales of inventory have generally represented approximately one-quarter of our annual gross auction sales.

Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If we were unable to auction the equipment or if auction proceeds were less than amounts advanced, we could incur a loss.

We may incur losses related to our guarantees of clear title on the equipment sold at our auctions.

We guarantee that each item purchased at our auctions is free of liens and other encumbrances up to the purchase price paid by the buyer. While we expend considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction sale, occasionally we have not properly identified or discharged liens and have had to make payments to the relevant lienholders or purchasers. If we are unable to recover sufficient funds from the consignors to offset these payments, we will incur a loss; aggregate losses from these payments could be material.

We may be unable to sustain and manage our growth.

A principal component of our strategy is to continue our growth, primarily by increasing earnings from operations in existing markets and by expanding into new geographic markets and into auction market segments that we have not historically emphasized. We may not be successful in growing our business or in managing this growth. Our growth depends on our ability to accomplish a number of things, including:

•	identifying and developing new markets and market segments;

•	identifying and acquiring, on favorable terms, suitable new auction sites and, possibly, businesses that are suitable acquisition candidates;

•	successfully integrating new sites and any acquired businesses with our existing operations;

•	achieving acceptance by potential consignors and industrial equipment buyers of the auction process generally;

•	establishing and maintaining favorable relationships with consignors and bidders in new markets and market segments, and maintaining these relationships in existing markets;

•	capitalizing on changes in the supply of and demand for industrial equipment, both on a local and global basis;

•	receiving required governmental authorizations for proposed development or expansion; and

•	successfully managing expansion and obtaining required financing.

Any growth we achieve may require additional employees and increase the scope of both our operating and financial systems and the geographic area of our operations. This will increase our operating complexity and the level of responsibility of existing and new management personnel. We may be unable to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support any growth. Our ability to improve our systems and controls may be limited by increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our prospects or our ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than our current markets.

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Our substantial international operations expose us to foreign exchange rate fluctuations and political and economic instability, which could harm our operating results.

We conduct business in North, South and Central America, Europe, Asia, Australia, Africa and the Middle East and intend to expand our international presence. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations may adversely affect our business in international markets and our related operating results. Fluctuations in currency exchange rates between the different countries in which we conduct auctions impact the purchasing power of buyers, the motivation of consignors, equipment values and equipment flows between different countries. These factors and other global economic conditions may impair our business and harm our operating results.

Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Changes in currency exchange rates against the United States dollar, particularly for the Canadian dollar or the Euro, could affect the results presented in our financial statements and cause our earnings to fluctuate.

Competition in our markets may lead to reduced revenues and profitability.

The international used industrial equipment market and the auction segment of that market are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.

Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through Internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.

Decreases in the supply of, demand for, or market values of industrial equipment, primarily used industrial equipment, would harm our business.

Significant erosion in the supply of, demand for, or market values of used equipment could reduce our auction revenues and impact our financial condition and results of operations. Most of the factors that affect the supply of, and demand for, used equipment are beyond our control, and market values for used equipment fluctuate based on circumstances beyond our control. In addition, price competition for new equipment has a direct impact on the supply of, demand for, and market value of used equipment. Some industrial equipment manufacturers are offering low or no down payment terms and low or no interest charges to increase sales of new equipment, which also exerts downward pressure on new equipment prices and in turn, impacts the market for used equipment.

We depend on key personnel, the loss of any of which could harm our business.

Our future performance and development will depend to a significant extent on the efforts and abilities of our executive officers. The loss of the services of one or more of these individuals or other senior managers could harm our business. We do not maintain key man insurance on the lives of any of our employees. Our success will depend largely on our continuing ability to attract, develop and retain skilled employees in all areas of our business.

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Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses or limit our operations and ability to expand.

A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.

The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, this development or expansion.

Under some laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites from prior activities at these locations or from neighboring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to environmental contamination of any of the properties we own or lease could harm our financial condition and results of operations.

There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from being entered into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.

International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.

Our insurance may be insufficient to cover losses that may occur as a result of our operations.

We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover any liability we incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

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Our Internet-related initiatives may not improve our results and are subject to technological obsolescence; in addition, we may not be able to compete with our competitors’ technologies.

We have invested significant resources in the development of our Internet presence, including our rbauctionBid-Live Internet bidding service. In spite of our investment, these new technologies may not result in any material improvement in our financial condition or results of operations over the long term and may require further investment. In addition, if we were unable to provide services over the Internet at an acceptable level of performance or reliability, our reputation could be damaged, which might result in us losing customers. We may also not be able to continue to adapt our business to Internet commerce, our Internet technologies may become obsolete, and we may not be able to compete effectively against Internet auction services offered by our competitors.

Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.

We maintain proprietary databases containing confidential information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. For example, our proprietary customer database includes information relating to customers’ auction attendance, trade association memberships, buying habits and banking information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.

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Market for Our Securities

Our common shares are listed and traded on the New York Stock Exchange, or the NYSE, and, since January 27, 2004, on the Toronto Stock Exchange, or the TSX, on both exchanges under the ticker symbol “RBA”. The closing price of our common shares on February 25, 2004 on the NYSE was $53.12 and on the TSX was $71.05.

Directors and Officers

The names and municipalities of residence of our directors and executive officers and their principal occupations are as follows:

Directors

Name and Municipality of Residence	Principal Occupation	Director Since

David E. Ritchie Leduc, Alberta	Chairman and Chief Executive Officer of the Company	1997

Peter J. Blake(1) Vancouver, British Columbia	Senior Vice-President and Chief Financial Officer of the Company	1997

C. Russell Cmolik(2)(3) Surrey, British Columbia	Businessman(4)	1997

Charles E. Croft(2)(3) Vancouver, British Columbia	President and Director of Falcon Pacific Financial Corp. and its subsidiaries(5)	1998

G. Edward Moul(2)(3) West Vancouver, British Columbia	Director and officer of The McEmcy Company of Canada Ltd., Peace Portal Properties Ltd.(6) and certain other private real estate holding companies	1998

(1)	Mr. Blake was a member of the Compensation Committee until October 30, 2003, at which date he tendered his resignation. The Board of Directors appointed Mr. Cmolik to this Committee effective October 31, 2003.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Mr. Cmolik was our President and Chief Operating Officer until June 30, 2002; he retired from the Company on August 31, 2002.

(5)	All of these companies are private investment companies.

(6)	The McEmcy Company of Canada Ltd. is a private real estate holding company and Peace Portal Properties Ltd. is a private golf course operating company.

Our Board of Directors currently has a Compensation Committee and an Audit Committee. Each director is elected annually to serve until the next annual meeting of shareholders or until his successor is elected or appointed.

Our Audit Committee primarily assists our Board of Directors in overseeing:

•	the integrity of our financial statements,

•	our compliance with legal and regulatory requirements,

•	the independent auditor’s qualifications and independence,

•	the performance of our internal audit function and independent auditor.

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In particular, our Audit Committee’s role includes, among other things, ensuring that management properly develops and adheres to a sound system of disclosure controls and procedures and internal controls.

In fulfilling its responsibilities, our Audit Committee held regular meetings in 2003 with our external auditors. In these meetings, the Audit Committee discussed with management and the external auditors, among other things, the quality and acceptability of accounting principles and significant transactions or issues encountered during the period. In addition, our Audit Committee met with our external auditors independent of management to provide for independent and confidential assessment of management and the internal controls as they relate to the quality and reliability of our financial statements. We have adopted an Audit Committee Charter that complies with the NYSE and TSX corporate governance standards, and applicable securities laws. A copy of the Audit Committee Charter is available on our website.

Mr. Moul is our Lead Independent Director. His role is to assist the Chairman of our Board to ensure our Board discharges its responsibilities in an efficient and effective manner. Mr. Moul can be reached at (604) 233-6153 or by email at leaddirector@rbauction.com.

Additional information regarding our corporate governance practices is included in our Information Circular for our 2004 Annual and Special Meeting of Shareholders.

Executive Officers

The following Executive Officers are appointed by our Board of Directors:

Name and Municipality of Residence	Position with the Company

David E. Ritchie
Leduc, Alberta	Chief Executive Officer

Randall J. Wall
Burnaby, British Columbia	President and Chief Operating Officer

Peter J. Blake
Vancouver, British Columbia	Senior Vice-President and Chief Financial Officer

Robert K. Mackay
Delta, British Columbia	Executive Vice-President

Robert K. Whitsit
Newnan, Georgia	Senior Vice-President, Southeast Division

Roger W. Rummel
Paradise Valley, Arizona	Senior Vice-President, Southwest & Mexico Divisions

Robert S. Armstrong
New Westminster, British Columbia	Corporate Secretary

As of February 26, 2004, our directors and executive officers as a group beneficially owned, directly or indirectly, or exercised control or direction over 28.8% of our issued and outstanding common shares.

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Additional Information

     We shall provide to any person, upon request to our Corporate Secretary:

(a) when our securities are in the course of a distribution under a preliminary short form prospectus or a short form prospectus:

(i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii) one copy of our comparative financial statements for our most recently completed financial year for which financial statements have been filed together with the accompanying report of our auditor and one copy of our most recent interim financial statements that have been filed, if any, subsequent to our financial statements for our most recently completed financial year;

(iii) one copy of our Information Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

(iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that we may require the payment of a reasonable charge if the request is made by a person who is not a Ritchie Bros. shareholder.

Additional information, including our directors’ and officers’ remuneration and indebtedness to us, principal holders of our securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in our Information Circular for our most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in our comparative financial statements for our most recently completed financial year.

Copies of these documents may be obtained upon request from our Corporate Secretary, 6500 River Road, Richmond, British Columbia, V6X 4G5 (telephone number: (604) 273-7564).

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